2018 Barclays Americas Select Franchise Conference

Allison Dukes, Chief Financial Officer

May 15, 2018

SunTrust



IMPORTANT CAUTIONARY STATEMENT

The following should be read in conjunction with the financial statements, notes and other information contained in the Company's 2017 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

This presentation includes non-GAAP financial measures to describe SunTrust's performance. We reconcile those measures to GAAP measures within the presentation or in the appendix. The Company presents the following non-GAAP measures because many investors find them useful. Specifically:

- Consistent with Securities and Exchange Commission Industry Guide 3, the Company presents efficiency ratios and net interest margin on a fully taxable equivalent ("FTE") basis. The FTE basis adjusts for the tax-favored status of net interest income from certain loans and investments using applicable federal and state income tax rates to increase tax-exempt interest income to a taxable-equivalent basis.
- The Company presents certain capital information on a tangible basis, including return on average tangible common equity. These measures exclude the after-tax impact of purchase accounting intangible assets.
- Similarly, the Company presents Efficiency ratio-FTE, Tangible efficiency ratio-FTE, and Adjusted tangible efficiency ratio-FTE. The efficiency ratio is computed by dividing Noninterest expense by Total revenue. Efficiency ratio-FTE is computed by dividing Noninterest expense by Total revenue-FTE. Tangible efficiency ratio-FTE excludes the amortization related to intangible assets and certain tax credits. Adjusted tangible efficiency ratio-FTE removes the impact of certain material and potentially non-recurring items from the calculation of Tangible efficiency ratio-FTE.
- The Company presents adjusted EPS which excludes the impact of certain material and potentially non-recurring items.

This presentation contains forward-looking statements. Statements regarding future levels of earnings per share, efficiency ratios, capital returns, investment banking market share, the number of full service branches, common equity tier 1 ratio, technology enhancements (including potential cost savings as a result thereof) and the percentage of client solutions available through digital platforms are forward-looking statements. Also, any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "strategies," "goals," "initiatives," "opportunity," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," and "could." Such statements are based upon the current beliefs and expectations of management and on information currently available to management. They speak as of the date hereof, and we do not assume any obligation to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, Item 1A., "Risk Factors," in our Annual Report on Form 10-K for the year ended December 31, 2017 and in other periodic reports that we file with the SEC. Those factors include: current and future legislation and regulation could require us to change our business practices, reduce revenue, impose additional costs, or otherwise adversely affect business operations or competitiveness; we are subject to stringent capital adequacy and liquidity requirements and our failure to meet these would adversely affect our financial condition; the monetary and fiscal policies of the federal government and its agencies could have a material adverse effect on our earnings; our financial results have been, and may continue to be, materially affected by general economic conditions, and a deterioration of economic conditions or of the financial markets may materially adversely affect our lending and other businesses and our financial results and condition; changes in market interest rates or capital markets could adversely affect our revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; our earnings may be affected by volatility in mortgage production and servicing revenues, and by changes in carrying values of our servicing assets and mortgages held for sale due to changes in interest rates; interest rates on our outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect our revenue, expenses, and the value of those financial instruments; disruptions in our ability to access global capital markets may adversely affect our capital resources and liquidity; we are subject to credit risk; we may have more credit risk and higher credit losses to the extent that our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral; we rely on the mortgage secondary market and GSEs for some of our liquidity; loss of customer deposits could increase our funding costs; any reduction in our credit rating could increase the cost of our funding from the capital markets; we are subject to litigation, and our expenses related to this litigation may adversely affect our results; we may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations; we are subject to certain risks related to originating and selling mortgages, and may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, or borrower fraud, and this could harm our liquidity, results of operations, and financial condition; we face risks as a servicer of loans; consumers and small businesses may decide not to use banks to complete their financial transactions, which could affect net income; we have businesses other than banking which subject us to a variety of risks; negative public opinion could damage our reputation and adversely impact business and revenues; we may face more intense scrutiny of our sales, training, and incentive compensation practices; we rely on other companies to provide key components of our business infrastructure; competition in the financial services industry is intense and we could lose business or suffer margin declines as a result; we continually encounter technological change and must effectively develop and implement new technology; maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services; we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits; we depend on the expertise of key personnel, and if these individuals leave or change their roles without effective replacements, operations may suffer; we may not be able to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategies; our framework for managing risks may not be effective in mitigating risk and loss to us; our controls and procedures may not prevent or detect all errors or acts of fraud; we are at risk of increased losses from fraud; our operational and communications systems and infrastructure may fail or may be the subject of a breach or cyber-attack that, if successful, could adversely affect our business and disrupt business continuity; a disruption, breach, or failure in the operational systems and infrastructure of our third party vendors and other service providers, including as a result of cyber-attacks, could adversely affect our business; natural disasters and other catastrophic events could have a material adverse impact on our operations or our financial condition and results; the soundness of other financial institutions could adversely affect us; we depend on the accuracy and completeness of information about clients and counterparties; our accounting policies and processes are critical to how we report our financial condition and results of operation, and they require management to make estimates about matters that are uncertain; depressed market values for our stock and adverse economic conditions sustained over a period of time may require us to write down some portion of our goodwill; our stock price can be volatile; we might not pay dividends on our stock; our ability to receive dividends from our subsidiaries or other investments could affect our liquidity and ability to pay dividends; and certain banking laws and certain provisions of our articles of incorporation may have an anti-takeover effect.

SUNTRUST OVERVIEW

✓ **Purpose-Oriented**

– Leading the onUp movement to promote financial confidence

– Creator of Momentum onUp, an industry-leading workplace financial wellness program offered to our Wholesale Banking clients

✓ **Strong Franchise & Diverse Business Mix**

– 14% deposit market share in top 10 MSA's (double the peer median)[1]

– Broad suite of lending, depository, capital markets, and advisory capabilities

  o SunTrust Robinson Humphrey is a leading middle-market corporate & investment bank

  o Robust digital platform & set of capabilities

✓ **Optimal Market Position**

– Well-diversified mix of regionally-focused businesses (within the high growth markets of the Southeast and Mid-Atlantic) & more nationally-oriented businesses

– Top 10 across most dimensions[2]; large enough to compete with the largest banks while still being small enough to serve our clients as One Team

✓ **Proven Track Record**

– Six consecutive years of higher earnings per share, improved efficiency, and increased capital returns



Market Position

National Businesses
- Corporate & Investment Banking
- Commercial Banking
- Commercial Real Estate
- Consumer Lending (LightStream, third party partnerships)
- Specialty PWM
- Correspondent Mortgage

Regional Businesses
- Consumer Banking
- Consumer Lending (HELOC, credit card)
- Private Wealth Management
- Retail Mortgage

Optimal Size[3]	Strong Financial Performance[4]
Assets: $205bn	42% EPS Growth
Loans: $143bn	15.6% ROTCE
Deposits: $162bn	2.4% Dividend Yield

INVESTMENT THESIS

2017 marked the 6th consecutive year of improvement across key metrics; off to a good start in 2018



Strong & Diverse Franchise Investing in Growth

(Earnings per share[1])



2011	2012	2013	2014	2015	2016	2017
$0.94	$2.19	$2.74	$3.24	$3.58	$3.60	$4.09



Improving Efficiency & Returns

(Adjusted tangible efficiency ratio[2])



2011	2012	2013	2014	2015	2016	2017
71.5%	66.9%	65.3%	63.3%	62.6%	62.0%	61.0%



Strong Capital Position Supports Growth

(Dividends & share buybacks as a % of net income)



2011	2012	2013	2014	2015	2016	2017
8%	11%	26%	48%	62%	73%	89%

~6 Year Total Shareholder Return: 333% (peer median: 200%[3])

1. 2012, 2013, 2014, and 2017 values represent adjusted earnings per share. The impact of excluding discrete items was ($1.40), $0.33, $0.01, and ($0.39) for 2012, 2013, 2014, and 2017, respectively. Please refer to appendix slide #25 for GAAP reconciliations
2. Adjusted figures are intended to provide management and investors information on trends that are more comparable across periods and potentially more comparable across institutions. There were no adjustments in 2011, 2015, and 2016. GAAP efficiency ratios were 73.0%, 60.0%, 72.3%, 67.9%, 64.2%, 63.6%, and 64.1% for 2011, 2012, 2013, 2014, 2015, 2016, and 2017, respectively. Please refer to appendix slide #24 for GAAP reconciliations
3. Source: Bloomberg. Reflects 12/31/2011 – 5/9/2018. Peer group consists of BAC, BBT, CFG, FITB, HBAN, KEY, MTB, PNC, RF, USB, WFC. Dividends assumed to be reinvested in same security

1

STRONG & DIVERSE FRANCHISE
Investing in Growth



WHOLESALE SEGMENT: COMPETITIVE ADVANTAGE

	Universal Banks	Regional Banks	Boutique Firms	
Full Product Capabilities	✔	✖	✖	✔
Industry Vertical Expertise	✔	✖	✔	✔
Middle-Market Focus	✖	✔	✔	✔
OneTeam Approach	✖	✔	✔	✔
Balance Sheet	✔	✔	✖	✔

Achieving National Recognition

✓ Named the 2017 USA Outstanding M&A Middle Markets Investment Bank of the Year by *Atlas Awards*

✓ Named the 2016 U.S. Mid-Market Equity House by *International Financing Review (IFR)*

INVESTMENT BANKING: SUSTAINABLE GROWTH

Proven Success with Future Growth Potential



~2-3%
Current market share[1]

~5%
Long-term potential

Bar chart — IB Income ($MM):
- 2008: $232
- 2009: $270
- 2010: $311
- 2011: $315
- 2012: $341
- 2013: $355
- 2014: $404
- 2015: $461
- 2016: $494
- 2017: $599

11% CAGR (2017 marked the 10th consecutive year of record performance)

The Path to ~5% Market Share: Build on Existing Momentum



Recent Improvement[2]

Future Potential

12%	21%	9%	10%
Grow Left Lead Relationships	**Grow M&A and Equity**	**Increase Average Fee Per Transaction**	**Grow Revenue From Commercial Banking**
SunTrust serves as the left lead bank for <15% of clients; significant opportunity remains	Continue to improve strategic relevance with clients	By-product of growth in lead relationships and advisory businesses	Continue to bring industry and product expertise to non-CIB clients (see slide 8)

EXPORTING CIB'S COMPETITIVE ADVANTAGE TO COMMERCIAL BANKING

Overview

- Traditional Commercial Banking client: $5MM – $250MM in annual revenue (usually private)
  - → SunTrust has ~10k Commercial Banking clients
  - → Primarily within traditional Southeast / Mid-Atlantic markets
- Our strategy: bring the skills, discipline, and client coverage model from CIB (including product and industry expertise) to Commercial Banking clients
  - → The vast majority of division presidents now have a background in investment banking (most previously worked at STRH)
  - → Created targeted industry specialties (e.g. aging services, ports & logistics, restaurants & retail)
- Differentiated business model affords us the opportunity to serve clients outside of traditional retail banking footprint
  - → Recently expanded into Ohio and Texas

Competitive Position



Client Size
$10B
$1B
$100MM
$25MM
Bulge-Bracket Banks
SunTrust Robinson Humphrey
(focus of slide 7)
Regional Banks
SunTrust Commercial Banking
Capture underserved market by bringing advisory solutions to smaller clients
Community Banks
Client Needs
Deposits / Treasury Mgmt.
Loans
Risk Mgmt. Solutions
Capital Raising
Alt. Liquidity Solutions
Strategic Solutions
Advisory Solutions

Proven Success with Significant Growth Potential



23%
Average Revenue Per Client
2014
LTM

Future Growth Drivers:

- Capture additional market share in existing markets
- Continued build out of product & industry expertise (helps drive capital markets revenue)
- Geographic expansion

CONSUMER: MEETING EVOLVING CLIENT NEEDS

Our mobile-centric approach allows us to focus on simplifying the client experience, meet clients where they want to do business, and reduce our cost to serve

Mobile-Centric Strategy



Branch
ATM
Teller Connect
Call Center
Chat, Email, Text
Online Banking

1 Invest In A Superior Mobile App



Mobile App Average Rating (4.4 stars[1])

2 To Meet Evolving Client Needs[2]

- 19% Mobile Sign Ons
- 18% Mobile Deposits
- 7% Digital Sales

3 And Optimize Our Branch Network



1,659
Full Service Branches
25%
1,236
2011
1Q 18

1. Source: iOS and Android app store as of May 7, 2018. Represents the average between iOS and Android ratings
2. Represents growth rates from 1Q 17 to 1Q 18

CONSUMER LENDING







LIGHTSTREAM
A DIVISION OF SUNTRUST BANK

GreenSky®

	LightStream	GreenSky Partnership	Credit Card
Strong Growth ***(Average Balance $bn)***			
Good Risk-Adjusted Returns[1]	Yield: 5.50% NCO: 0.76%	Yield: 4.50% NCO: 0.00%[2]	Yield: 11.26% NCOs: 2.60%
Nationally Recognized	Named Finalist for Top Consumer Lending Platform by LendIt[3]	Named as CNBC's Top 50 Disruptor for 2017	Received Top 5 scores for 3 cards in the 2016 ranking by *U.S. News & World Report*
Future Growth	Currently have less than ~2% of the applicable market share	Less than ~15% of GreenSky customers are SunTrust clients Opportunity for new partnerships (Microf announced in April)	SunTrust only has ~30% wallet share with the clients that already have a SunTrust card







$3.3
$4.1
24%
1Q 17
1Q 18
$1.7
$2.0
14%
1Q 17
1Q 18
$1.4
$1.5
12%
1Q 17
1Q 18

5% of Total Loans | High-Quality Portfolios (Average FICO: 750+)[4] | Good Risk-Adjusted Returns

See appendix slide #26 for footnotes

2

IMPROVING EFFICIENCY & RETURNS



SAVINGS FUND INVESTMENTS

Cost Saving Initiatives

Organizational Efficiency

- Streamline operations (in connection with investments in core systems which digitize end-to-end processes and enhance teammate effectiveness)
- Optimize staffing models (e.g. spans and layers, voluntary retirement)
- Tailor benefits and incentive plans

Technology Enhancements

- Increase automation and self-service channels
- Continue transition to the cloud
- Continue to upgrade and digitize core systems (teller platform, payments hub, collections, etc.)
- Leverage new loan origination platforms in Wholesale and Consumer which improve loan cycle times and automate certain capabilities

Procurement

- Consolidate vendors
- Improve contract terms
- Optimize in-house services and capabilities

Real Estate

- Pursue further branch reductions
- Consolidate non-branch real estate (e.g. mortgage offices recently reduced from 10 to 3)

Fund Investments in Growth & Technology

Client-Friendly Technology

- Make ongoing enhancements to mobile app
- Create enterprise client portal (see slide 14)
- Improve treasury & payments platform (underway)
- Digitize mortgage application (April 2018)
- Increase digital, self-serve channels (80-90% of solutions will be available via digital platforms by 2019)

Wholesale Revenue Growth

- Expand industry and product expertise in CIB and Commercial Banking (introduced new Aging Services vertical in 1Q 18)
- Attract, develop, and retain top talent (improves strategic relevance with clients)
- Continue expansion of Commercial Banking
- Enhance CRE capabilities (including integration of recently acquired agency lending platform)

Consumer Revenue Growth

- Expand digital lending platform (LightStream and additional third party partnerships), including further marketing spend
- Grow wealth management by retaining top talent and acquiring new teams (in new and existing markets)

SPOTLIGHT ON TECHNOLOGY

Primary Objectives

1 Provide a consistent, superior client experience by creating an integrated ecosystem which meets clients where they are <u>and</u> brings SunTrust into their experiences

2 Enhance the efficiency and effectiveness of the Company

Recent Progress	Future Enhancements	Impact
 Upgraded mobile app & digital foundation (improved user interface + capabilities) Added new payment capabilities in partnership with Zelle and TCH network	 Introduce enterprise client portal (see slide 14) Create mobile app for Wholesale clients	✓ Serves as a client's single source for financial confidence and increases relevance with clients ✓ Improves ability to leverage third party partnerships *(created first API between Blend & Black Knight)*
 Built private cloud and began expanding to hybrid public & private cloud	 Enhance flexibility and integration through API's	✓ Increases agility & lowers cost to serve *(cloud migration has eliminated ~$15 million in annual costs, more to come)*
 Established a data lake foundation Introduced SunTrust Deals (provides targeted offers based on spending history & preferences)	 Advance data lake capabilities to enhance client analytics	✓ Provides relevant, tailored, and timely offers across client segments ✓ Improves teammate effectiveness through smarter client insight
 Upgraded loan origination platforms in Wholesale & Mortgage  Digitized front-end of mortgage application (SmartGUIDE)	 Leverage LightStream platform to enhance digital lending & fraud detection	✓ Shortens loan cycle times and streamlines end-to-end origination ✓ Provides scalable, cloud-based loan origination platforms
 Introduced robotic capabilities (~60 bots in use, 150+ bots in pipeline)	 Deploy intelligent processes and bots using process automation, data, and cognitive chat	✓ Improves service delivery and speed ✓ Reduces opportunity for human error ✓ Improves efficiency

SPOTLIGHT ON TECHNOLOGY

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Client Value

- **Holistic, Tailored User Experience:** provides a consolidated relationship view
- **Integrated Planning Tools:** enables clients to establish a plan, set goals and track progress while also providing valuable financial well-being resources
- **Ease of Use:** intuitive and simple user experience based on industry-leading API and cloud technology
- **Accessibility:** responsive design with consistent experience on any screen

Business Value

- **Connects with Clients:** leverages APIs to connect to other channels outside of traditional banking (branch, ATM, call center)
- **Flexibility:** segment specific functionality (e.g. advisor info, entitlements) and differentiated visual treatment
- **Efficiency:** reusable components with less duplication of key functionality (e.g. money movement)
- **Speed to Market:** scalable portal infrastructure and modular framework with built-in integrations

IMPROVING EFFICIENCY: PROVEN SUCCESS & FUTURE OPPORTUNITY



Chart: Adjusted Tangible Efficiency Ratio (FTE)[1]

- 2011: 71.5%
- 2012: 66.9%
- 2013: 65.3%
- 2014: 63.3%
- 2015: 62.6%
- 2016: 62.0%
- 2017: 61.0%
- 2018 TER Target: 60-61%
- 2019 TER Target: <60%



Key Takeaways

- We will achieve our targets
- Fostering a culture of continuous improvement is as important as these goals
  → We have significant opportunity beyond <60%
- Efficiencies generate capacity to invest in growth and do more for our clients

1. Adjusted figures are intended to provide management and investors information on trends that are more comparable across periods and potentially more comparable across institutions. There were no adjustments in 2011, 2015, and 2016. GAAP efficiency ratios were 73.0%, 60.0%, 72.3%, 67.9%, 64.2%, 63.6%, and 64.1% for 2011, 2012, 2013, 2014, 2015, 2016, and 2017, respectively. Please refer to appendix slide #24 for GAAP reconciliations

OPTIMIZING THE BALANCE SHEET TO ENHANCE RETURNS

Maintain Diversity[1]

Targeted growth of consumer lending (see slide 10)



Commercial & Industrial 47%
Residential Mortgage (Non-Guaranteed) 19%
Consumer Lending 16%
Home Equity 7%
CRE & Construction 6%
Guaranteed 5%

Enhance Returns[2]

NIM progress driven by positive mix shift and focus on returns



■ Peer Median ■ STI

	2015	1Q 18
Peer Median	2.95%	3.16%
STI	2.91%	3.24%

NIM (FTE)

1. Data as of March 31, 2018. Consumer Lending includes consumer direct loans (other than student guaranteed), consumer indirect loans and consumer credit cards. Guaranteed includes guaranteed student loans and guaranteed residential mortgages. Construction includes both commercial and residential construction. Note: totals may not foot due to rounding
2. Source: reported NIM per SunTrust and peer financials. Peer group consists of BAC, BBT, CFG, HBAN, FITB, KEY, MTB, PNC, RF, USB, WFC. SunTrust's GAAP NIM for 2015 and 1Q 18 was 2.82% and 3.20%, respectively. The impact of the FTE adjustment for these periods was 0.09% and 0.04%, respectively

3

STRONG CAPITAL POSITION SUPPORTS GROWTH



STRONG CAPITAL POSITION

Strong Capital Position & Strong CCAR Performance

Common Equity Tier 1[1]


9.8%
~8-9%
Basel III CET1
Target Level

Stressed Capital Erosion[2]


2.1%
2.6%
#2 of 12
SunTrust
Peer Median

Provides Capacity to Repatriate Capital and Deliver Above-Average Returns

Total Announced Payout Ratio[3]


103%
92%
#4 of 12
SunTrust
Peer Median

Dividend Yield[4]


2.4%
2.1%
#4 of 12
SunTrust
Peer Median

See appendix slide #26 for footnotes



RECAP: WHY INVEST IN SUNTRUST?

1

Strong & Diverse Franchise; Investing in Growth

Targeting 7th consecutive year of EPS growth

2

Improving Efficiency & Returns

Targeting 7th consecutive year of improvements in efficiency

3

Strong Capital Position

Targeting 7th consecutive year of increased capital returns
Attractive dividend yield

APPENDIX



STRONG DEPOSIT FRANCHISE

Strong Deposit Market Share

Deposit Market Share in Each Bank's Top 10 MSAs[1]



BAC	WFC	USB	STI	HBAN	FITB	RF	BBT	PNC	CFG	MTB	KEY
19%	16%	14%	14%	10%	7%	6%	6%	5%	4%	4%	3%

Improved Execution

% of Branches with YoY Deposit Growth[2]

SunTrust ranked #3 out of 25 (behind JPM & BAC)

	2013	2014	2015	2016	2017
STI	23%	51%	68%	73%	86%
Top 25 Bank Median	62%	61%	69%	71%	73%

■ STI ■ Top 25 Bank Median

See appendix slide #26 for footnotes

CONSISTENTLY STRONG CCAR PERFORMANCE



CCAR Average Loss Rate (2014-2017)

2014: 4.6%
2015: 4.5%
2016: 4.5%
2017: 4.5%

STI 4.53% | HBAN 4.63% | BBT 4.78% | PNC 4.88% | CFG 5.13% | BAC 5.23% | KEY 5.28% | MTB 5.43% | FITB 5.63% | WFC 5.75% | RF 6.50% | USB 6.70%



4 Year Standard Deviation of CCAR Average Loss Rate (2014-2017)

STI 0.05% | FITB 0.13% | MTB 0.26% | HBAN 0.31% | BBT 0.36% | USB 0.36% | KEY 0.42% | PNC 0.46% | RF 0.46% | CFG 0.47% | BAC 0.57% | WFC 0.77%

CCAR results continue to validate our consistent, disciplined underwriting & portfolio diversity

STRONG CREDIT QUALITY

1Q 18 Nonperforming Loan Ratio[1]



USB	BBT	HBAN	STI	KEY	FITB	BAC	PNC	WFC	CFG	MTB	RF
0.41%	0.42%	0.49%	0.50%	0.57%	0.67%	0.78%	0.89%	0.92%	0.93%	0.94%	1.03%

LTM Net Charge-Off Ratio[2]



MTB	PNC	STI	HBAN	KEY	CFG	WFC	FITB	RF	BBT	BAC	USB
0.16%	0.20%	0.23%	0.23%	0.23%	0.26%	0.29%	0.31%	0.36%	0.37%	0.42%	0.48%

1. Represents nonaccrual loans divided by total loans (excluding loans held for sale). Source: SNL Financial as of March 31, 2018
2. Source: SNL Financial as of March 31, 2018

RECONCILIATION: ADJUSTED EFFICIENCY RATIO (FTE) & ADJUSTED TANGIBLE EFFICIENCY RATIO (FTE)

	2011	2012	2013	2014	2015	2016	2017
Reported (GAAP) Basis							
Net Interest Income	5,065	5,102	4,853	4,840	4,764	5,221	5,633
Noninterest Income	3,421	5,373	3,214	3,323	3,268	3,383	3,354
Revenue	8,486	10,475	8,067	8,163	8,032	8,604	8,987
Noninterest Expense[1]	6,194	6,284	5,831	5,543	5,160	5,468	5,764
Efficiency Ratio	73.0%	60.0%	72.3%	67.9%	64.2%	63.6%	64.1%
Reconciliation:							
Net Interest Income	5,065	5,102	4,853	4,840	4,764	5,221	5,633
FTE Adjustment	114	123	127	142	142	138	145
Net Interest Income-FTE	5,179	5,225	4,980	4,982	4,906	5,359	5,778
Noninterest Income	3,421	5,373	3,214	3,323	3,268	3,383	3,354
Revenue-FTE	8,600	10,598	8,194	8,305	8,174	8,742	9,132
Efficiency Ratio-FTE	72.0%	59.3%	71.2%	66.7%	63.1%	62.6%	63.1%
Adjustment Items (Noninterest Income):							
3Q-4Q 12 student / Ginnie Mae loan sale (losses)		(92)					
Securities gain related to the sale of Coca Cola stock		1,938					
Pre-tax mortgage repurchase provision related to loans sold to GSEs prior to 2009		(371)					
GSE mortgage repurchase settlements			(63)				
RidgeWorth sale				105			
Premium Assignment Corporation sale							107
Securities & MSR losses in connection with tax reform-related actions							(114)
Adjusted Noninterest Income	3,421	3,898	3,277	3,218	3,268	3,383	3,361
Adjusted Revenue-FTE[2]	8,600	9,123	8,257	8,200	8,174	8,742	9,139
Noninterest Expense[1]	6,194	6,284	5,831	5,543	5,160	5,468	5,764
Adjustment Items (Noninterest Expense):							
Legacy affordable housing impairment		96					
Charitable contribution of KO shares		38					
Impact of certain legacy mortgage legal matters			323	324			
Mortgage servicing advances allowance increase			96				
Efficiency related charges as outlined in 12/4/17 8-K							36
Contribution to communities / teammates in connection with tax-reform							75
Adjusted Noninterest Expense[2]	6,194	6,150	5,412	5,219	5,160	5,468	5,653
Amortization Expense	43	46	23	25	40	49	75
Adjusted Tangible Expenses[2]	6,151	6,104	5,389	5,194	5,120	5,419	5,578
Adjusted Efficiency Ratio-FTE[3]	72.0%	67.4%	65.6%	63.7%	63.1%	62.6%	61.9%
Adjusted Tangible Efficiency Ratio-FTE[3]	71.5%	66.9%	65.3%	63.3%	62.6%	62.0%	61.0%

1. In accordance with updated GAAP, amortization of affordable housing investments of $40 million, $39 million, and $49 million were reclassified and are now presented in provision for income taxes for 2011, 2012, and 2013, respectively. Previously, the amortization was presented in other noninterest expense
2. Adjusted revenue and expenses are provided as they remove certain items that are material and potentially non-recurring. Adjusted figures are intended to provide management and investors information on trends that are more comparable across periods and potentially more comparable across institutions
3. Represents adjusted noninterest expense / adjusted revenue – FTE. Adjusted tangible efficiency ratio excludes amortization expense, the impact of which is (0.50%), (0.50%), (0.28%), (0.30%), (0.49%), (0.56%), and (0.82%) for 2011, 2012, 2013, 2014, 2015, 2016, and 2017, respectively



RECONCILIATION OF EARNINGS PER SHARE

($ in millions, except per share amounts)	2012	2013	2014	2017
Net income available to common shareholders	$1,931	$1,297	$1,722	$2,179
Significant items impacting the year:				
Securities gains related to sale of Coke stock	(1,938)	-	-	-
Mortgage repurchase provision	371	-	-	-
Charitable expense related to the Coke stock contribution	38	-	-	-
Provision for credit losses related to NPL sales	172	-	-	-
Losses on sale of guaranteed loans	92	-	-	-
Valuation losses related to planned sale of Affordable Housing investments	96	-	-	-
Charges for legacy mortgage-related matters	-	482	324	-
Gain on sale of Ridgeworth	-	-	(105)	-
Gain on sale of Premium Assignment Corporation	-	-	-	(107)
Securities & MSR losses in connection with tax reform-related actions	-	-	-	114
Contribution to communities / teammates in connection with tax-reform	-	-	-	75
Efficiency related charges as outlined in 12/4/17 8-K	-	-	-	36
Tax (benefit)/expense related to above items	416	(190)	(82)	(41)
Net tax benefit related to subsidiary reorganization and other	-	(113)	-	-
Tax benefit related to completion of tax authority examination	-	-	(130)	-
Net tax benefit related to revaluation of net deferred tax liability and other discrete tax items	-	-	-	(291)
Tax expense related to SunTrust Mortgage ("STM") state NOL valuation allowance adjustment	-	-	-	27
Net income available to common shareholders, excluding significant items impacting the year	$1,178	$1,476	$1,729	$1,991
Net income per average common share, diluted	$3.59	$2.41	$3.23	$4.47
Net income per average common share, diluted, excluding significant items impacting the year	$2.19	$2.74	$3.24	$4.09



FOOTNOTES

Slide #3:
1. Source: SNL Financial, as of June 30, 2017, based on top 10 MSAs (by deposits) for each institution, pro-forma for completed and pending mergers and acquisitions. Numerator is company's total deposits in its top 10 MSAs and denominator is total deposits in those 10 MSAs
2. Refers to rank amongst U.S. bank holding companies and excludes non-traditional banks. Asset and loan rankings are sourced via bank holding company regulatory filings (Y-9C) and are as of December 31, 2017. Deposit rankings are sourced via FDIC deposit market share data, and are as of June 30, 2017, pro-forma for completed and pending mergers and acquisitions
3. Assets, loans, and deposits as of March 31, 2018
4. EPS growth refers to growth from 1Q 17 to 1Q 18. ROTCE as of 1Q 18; GAAP ROE for 1Q 18 was 11.2% and reconciliation to GAAP can be found on page 21 of the 1Q 18 earnings release. Dividend yield as of May 9, 2018

Slide #7:
1. Refers to market share across Dealogic-tracked products (debt capital markets, M&A, and equity capital markets) within middle market and mid-corporate client coverage universe of STRH, based on Dealogic's data. Client coverage universe consists of a combination of Corporate Banking and Investment Banking client populations as well as any completed transactions where Dealogic has deemed STRH to have had a role. (Latter generally relates to clients within non-CIB segments for whom STRH has delivered capital markets or M&A solutions)
2. Represents change of FY 16 vs. FY 17

Slide #10:
1. Yield as of 1Q 18, NCO represents the last twelve months ended March 31, 2018
2. SunTrust has a loss sharing agreement with GreenSky. 0.00% NCO indicates that losses have not exceeded those provided for in the loss share agreement
3. Refers to the 2017 LendIt Conference, a global conference series connecting the online lending community
4. Represents FICO at the time of origination

Slide #18:
1. If a 250% risk-weighting for MSRs (as contemplated in the FRB's 'Simplifications' NPR) was applied, the Common Equity Tier 1 ratio would be 9.7%
2. Represents the difference between the starting and minimum Basel III Common Equity Tier 1 Ratios resulting from the Federal Reserve's 2017 CCAR severely adverse scenario. Following the release of 2017 DFAST Results, SunTrust investigated the driver of $1.1B in 'other losses' projected by the FRB. This loss resulted from a conservative interpretation of regulatory reporting requirements, which has since been adjusted. Going forward this loss is expected to be ~$0.1B. Therefore, $1.0 billion of losses are excluded from the capital erosion in the 2017 DFAST results, which reduces stressed capital erosion to 2.1% from 2.5%
3. Payout Ratio = (Common Stock Dividends and Share Repurchases) / Net Income Available to Common Shareholders. Source: *Barclays Research CCAR 2017 Review: $132bn of Capital to Be Returned Over Next 4 Quarters*
4. As of May 9, 2018

Slide #21:
1. Source: SNL Financial, as of June 30, 2017, based on top 10 MSAs (by deposits) for each institution, pro-forma for completed and pending mergers and acquisitions. Numerator is company's total deposits in its top 10 MSAs and denominator is total deposits in those 10 MSAs
2. Source: SNL Financial, as of June 30, 2017

All Slides:
Note: Peer group consists of BAC, BBT, CFG, FITB, HBAN, KEY, MTB, PNC, RF, USB, WFC. LTM refers to last twelve months ended March 31, 2018